EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (1)

		Year Ended December 31
Dollars in millions	Nine Months Ended September 30, 2016	2015	2014	2013	2012	2011
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$3,436	$4,860	$4,993	$5,148	$3,594	$3,785
Add:
Distributed income of equity investees	243	310	275	242	216	198
Fixed charges and preferred stock dividends excluding interest on deposits	991	1,134	1,091	1,028	1,125	1,037
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	62	93	96	112	137	154
Interest capitalized		1	1
Preferred stock dividend requirements	258	338	357	364	272	86

Earnings excluding interest on deposits	4,350	5,872	5,905	5,942	4,526	4,780
Interest on deposits	316	403	325	344	386	668

Total earnings	$4,666	$6,275	$6,230	$6,286	$4,912	$5,448

Fixed charges and preferred stock dividends
Interest on borrowed funds	$621	$640	$581	$516	$696	$791
Interest component of rentals	111	153	152	148	145	125
Amortization of notes and debentures	1	2			12	35
Interest capitalized		1	1
Preferred stock dividend requirements	258	338	357	364	272	86

Fixed charges and preferred stock dividends excluding interest on deposits	991	1,134	1,091	1,028	1,125	1,037
Interest on deposits	316	403	325	344	386	668

Total fixed charges and preferred stock dividends	$1,307	$1,537	$1,416	$1,372	$1,511	$1,705

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	4.39x	5.18x	5.41x	5.78x	4.02x	4.61x
Including interest on deposits	3.57	4.08	4.40	4.58	3.25	3.20

(1)	As defined in Item 503(d) of Regulation S-K.